UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                  American International Petroleum Corporation
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.08 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   026909-20-0
                                 --------------
                                 (CUSIP Number)


                                December 15, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )      Rule 13d-1(b)
(x)      Rule 13d-1(c)
( )      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               (Page 1 of 6 Pages)

CUSIP No. 026909-20-0                 13G                      Page 2 of 6 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON                                  Halifax Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION                          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF     5)  SOLE VOTING POWER                                   9,148,350*
SHARES        ------------------------------------------------------------------
BENEFICIALLY  6)  SHARED VOTING POWER                                         0
OWNED BY      ------------------------------------------------------------------
EACH          7)  SOLE DISPOSITIVE POWER                              9,148,350*
REPORTING     ------------------------------------------------------------------
PERSON WITH   8)  SHARED DISPOSITIVE POWER                                    0
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                               9,148,350*
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        9.99%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON:                                                 OO
--------------------------------------------------------------------------------


* Calculated based on limitation pursuant to convertible debenture capping reporting person's beneficial ownership at 9.99% of the issuer's outstanding voting securities and preventing conversion to extent beneficial ownership would exceed 9.99%. The number of shares beneficially owned by the reporting person will change as the total number of the issuer's outstanding voting securities changes. The reporting person disclaims beneficial ownership of additional voting securities which it might otherwise be entitled to acquire but for the 9.99% limitation.

Item 1(a).  Name of Issuer:
----------  ---------------

            American International Petroleum Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

                           444 Madison Avenue
                           New York, New York 10022


Item 2(a).  Name of Person Filing:
----------  ----------------------

                           Halifax Fund, L.P.


Item 2(b).  Address of Principal Business Office:
----------  -------------------------------------

                           c/o The Palladin Group, L.P.
                           195 Maplewood Ave.
                           Maplewood, New Jersey 07040


Item 2(c).  Citizenship:
----------  ------------

                                 Cayman Islands


Item 2(d).  Title of Class of Securities:
----------  -----------------------------

                           Common Stock, par value $.08 per share


Item 2(d).  CUSIP Number:
----------  -------------

                           026909-20-0


                                Page 3 of 6 Pages

            If this statement is filed pursuant to Rule
            13d-1(b) or 13d-2(b) or (c),
Item 3.     check whether the person filing is a:
-------     -----------------------------------------
(a)  [ ]    Broker or dealer registered under Section 15 of
            the Act.
(b)  [ ]    Bank as defined in Section 3(a)(6) of the Act.
(c)  [ ]    Insurance company as defined in Section 3(a)(19)
            of the Act.
(d)  [ ]    Investment company registered under Section 8 of
            the Investment Company Act of 1940.
(e)  [ ]    An investment adviser in accordance with
            Rule 13d-1(b)(1)(ii)(E);
(f)  [ ]    An employee benefit plan or endowment fund in accordance
            with Rule 13d-1(b)(1)(ii)(F);
(g)  [ ]    A parent holding company or control person in accordance
            with Rule 13d-1(b)(1)(ii)(G);
(h)  [ ]    A savings association as defined in Section 3(b) of the
            Federal Deposit Insurance Act;
(i)  [ ]    A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
            Company Act of 1940;
(j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.     Ownership.
-------     ---------
(a)         Amount Beneficially Owned:                                9,148,350*
(b)         Percent of Class:                                              9.99%
(c)         Number of Shares as to which such person has:
            (i)       Sole power to vote or direct
                      the vote:                                       9,148,350*
            (ii)      Shared power to vote or direct
                      the vote:                                               0
            (iii)     Sole power to dispose or to direct
                      the disposition of:                             9,148,350*
            (iv)      Shared power to dispose or to
                      direct the disposition of:                              0

                                Page 4 of 6 Pages

* Calculated based on limitation pursuant to convertible debenture capping reporting person's beneficial ownership at 9.99% of the issuer's outstanding voting securities and preventing conversion to extent beneficial ownership would exceed 9.99%. The number of shares beneficially owned by the reporting person will change as the total number of the issuer's outstanding voting securities changes. The reporting person disclaims beneficial ownership of additional voting securities which it might otherwise be entitled to acquire but for the 9.99% limitation.

Item 5.     Ownership of Five Percent or Less of a Class.
-------     ---------------------------------------------
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


            Ownership of More than Five Percent on Behalf of
Item 6.     Another Person
-------     ------------------------------------------------

                                    Not Applicable.


            Identification and Classification of the
            Subsidiary Which Acquired the Security Being
Item 7.     Reported on By the Parent Holding Company
-------     --------------------------------------------

                                    Not Applicable.


            Identification and Classification of Members of
Item 8.     the Group.
-------     ------------------------------------------------

                                    Not Applicable.


Item 9.     Notice of Dissolution of Group.
-------     -----------------------------------

                                    Not Applicable.

                                Page 5 of 6 Pages

Item 10.  Certification.
--------  --------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 23, 1999
                                                ------------------------------
                                                              Date


                                                Halifax Fund, L.P.

                                                By: The Palladin Group, L.P.
                                                    Attorney-in-fact

                                                By: Palladin Capital
                                                    Management, L.L.C.
                                                    General Partner

                                                /s/ Robert L. Chender
                                                ------------------------------
                                                            Signature

                                                Robert L. Chender
                                                Duly Authorized Signatory
                                                ------------------------------
                                                            Name/Title




                                Page 6 of 6 Pages